Securities and Exchange Commission
Trading and Markets

FEB 27 2019

RECEIVED

19010710

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FS Investment Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Rouse Blvd
(No. and Street)

Philadelphia (City) PA (State) 19112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Rafferty-McClain 215-495-1168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

518 Township Line Road (Address) Blue Bell (City) PA (State) 19422 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
SQII

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Lisa Detwiler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FS Investment Solutions, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBORAH A. GORDON, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 22, 2019

Lisa Detwiler
Signature

EC + CCO
Title

Deborah A. Gordon
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FS Investment Solutions, LLC

Contents

-05

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Directors of FS Investment Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FS Investment Solutions, LLC (the Company) as of December 31, 2018 and 2017, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule 1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of FS Investment Solutions LLC's financial statements. The Supplemental Information is the responsibility of FS Investment Solutions LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2009.

Blue Bell, Pennsylvania
February 27, 2019

FS Investment Solutions, LLC

Statements of Financial Condition
December 31, 2018 and 2017

		2018		2017
Assets				
Cash and cash equivalents	$	**9,844,768**	$	12,356,193
Accounts receivable		**338,834**		97,631
Prepaid expenses		**551,378**		675,169
Property and equipment, net of accumulated depreciation of $1,787,827 in 2018 and $1,431,202 in 2017		**223,621**		580,246
Total assets	**$**	**10,958,601**	$	13,709,239
Liabilities and Member's Equity				
Liabilities				
Due to affiliate	**$**	**2,657,519**	$	1,437,659
Accounts payable and accrued expenses		**4,386,491**		5,245,238
Total liabilities		**7,044,010**		6,682,897
Commitments and Contingencies (Note 6)				
Member's Equity		**3,914,591**		7,026,342
Total liabilities and member's equity	**$**	**10,958,601**	$	13,709,239

See Notes to Financial Statements.

FS Investment Solutions, LLC

Statements of Operations
Years Ended December 31, 2018 and 2017

	2018	2017
Revenues		
Dealer manager fee	$ 4,874	$ —
Distribution fee	1,274,446	562,414
Interest	42,431	33,623
	1,321,751	596,037
Expenses		
Compensation expenses	28,520,046	29,775,083
Advance commission expense	—	937,079
Information technology	1,221,268	854,029
Depreciation expense	356,625	454,944
FINRA and regulatory	249,161	174,386
General and administrative	485,261	502,466
Insurance	55,771	93,318
Marketing	237,219	598,700
Platform fees	1,012,912	1,112,448
Professional fees	895,854	1,071,800
Recruitment	46,642	121,160
Rent and occupancy	829,049	811,045
Sponsorship	2,573,459	3,281,085
Travel and entertainment	2,085,998	3,028,810
Overhead allocation	1,364,237	—
	39,933,502	42,816,353
Net loss	$ (38,611,751)	$ (42,220,316)

See Notes to Financial Statements.

FS Investment Solutions, LLC

Statements of Changes in Member's Equity
Years Ended December 31, 2018 and 2017

Balance, December 31, 2016	$	5,246,658
Contributions		44,000,000
Net loss		(42,220,316)
Balance, December 31, 2017		7,026,342
Contributions		35,500,000
Net loss		(38,611,751)
Balance, December 31, 2018	$	3,914,591

See Notes to Financial Statements.

FS Investment Solutions, LLC

Statements of Cash Flows
Years Ended December 31, 2018 and 2017

		2018		2017
Cash Flows from Operating Activities				
Net loss	$	(38,611,751)	$	(42,220,316)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		356,625		454,944
Changes in operating assets and liabilities:				
Increase in accounts receivable		(241,203)		(97,631)
Decrease in amounts due from affiliates		—		48,109
Decrease (increase) in prepaid expenses		123,791		(103,640)
Increase (decrease) in amounts due to affiliate		1,219,860		(1,813,022)
Decrease in accounts payable and accrued expenses		(858,747)		(747,297)
Net cash used in operating activities		(38,011,425)		(44,478,853)
Net cash used in investing activities and acquisition of property and equipment		—		(238,712)
Net cash provided by financing activities, contributions		35,500,000		44,000,000
Net decrease in cash and cash equivalents		(2,511,425)		(717,565)
Cash and cash equivalents, beginning		12,356,193		13,073,758
Cash and cash equivalents, ending	$	9,844,768	$	12,356,193

See Notes to Financial Statements.

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies

Organization: FS Investment Solutions, LLC (the "Company"), was formed in the State of Delaware on July 16, 2007. The Company received its registrations/licenses from the U.S. Securities and Exchange Commission (the "SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC and FINRA as a broker-dealer. The Company is the affiliated broker-dealer and a wholly-owned subsidiary of Franklin Square Holdings, L.P. ("Holdings") and, as of December 31, 2018, served as the wholesale marketing agent in connection with the continuous public offerings by FS Credit Income Fund ("FSCIF"), FS Energy Total Return Fund ("FSETR"), FS Multi-Strategy Alternatives Fund ("FSMS") and FS Multi-Alternative Income Fund ("FSMAIF"), and as the dealer manager in connection with the continuous public offering by FS Credit Real Estate Income Trust, Inc. ("FSCREIT"). During the year ended December 31, 2017, the Company also served as the dealer manager in connection with the continuous public offering by (i) FS Global Credit Opportunities Fund-ADV ("FSGCO-ADV"), FS Global Credit Opportunities Fund-T ("FSGCO-T") and FS Global Credit Opportunities Fund-T2 ("FSGCO-T2"), which invested substantially all of their net assets in FS Global Credit Opportunities Fund, a separate management investment company with the same investment objectives and strategies, (ii) FS Investment Corporation III ("FSIC III") and (iii) FS Investment Corporation IV ("FSIC IV"). FSGCO-ADV, FSGCO-T, FSGCO-T2, FSIC III and FSIC IV closed their continuous public offerings to new investors in 2017. The Company may also serve as the wholesale marketing agent or dealer manager in connection with offerings by other entities sponsored by Holdings. The Company does not custody customer accounts and does not refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company operates under the provisions of Rule 15c3-3(k)(2)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act provide that the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities, not otherwise hold funds or securities for, or owe money or securities to, customers and effectuate all financial transactions through one or more designated bank accounts.

A computation of a reserve requirement is not applicable as the Company qualifies for the exemption set forth in Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act.

A summary of the Company's significant accounting polices is as follows:

Cash and Cash Equivalents: The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents. All cash balances are maintained with high credit quality financial institutions which are members of the Federal Deposit Insurance Corporation (the "FDIC").

Property and Equipment: Property and equipment, which includes leasehold improvements, are stated at cost. Depreciation of furniture, fixtures, computer equipment and software is provided over the estimated useful lives of the related assets using principally the straight-line method. The estimated useful lives for furniture, fixtures, computer equipment and software range from three to five years.

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated economic life of the improvements or the lease term.

Revenue Recognition: Pursuant to the terms of the wholesale marketing and dealer manager agreements, the Company agrees to solicit or cause selected broker-dealers to solicit subscriptions for the Funds' shares. The Company introduces the Funds to financial intermediaries that may have customers interested in investing in the Fund. The specific services to be performed by the Company consist of using its best efforts to market the Funds to the intermediaries and to introduce the intermediaries to the Funds by conducting seminars, conferences and media appearances, distributing

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies (Continued)

sales and marketing materials and performing other services as documented in writing. The wholesale marketing and dealer manager agreements may provide for the payment of upfront selling commissions, dealer manager fees, annual fees and contingent deferred sales charges. All or a portion of such fees may be re-allowed to financial intermediaries as compensation for their services and for reimbursement of marketing and other related expenses incurred by such financial intermediaries in connection with the distribution of shares and the total distribution fees charged may be capped or otherwise limited.

The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the Fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the net asset value of the Fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Any portion of the revenues re-allowed to financial intermediaries is paid directly by the transfer agent to such financial intermediaries. The Company acts an an agent for the Fund and therefore records revenue net of compensation retained by financial intermediaries. See Note 3 for disclosures of disaggregated revenue from contracts with customers.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company maintains cash balances at financial institutions. Such cash balances may, at various times during the year, exceed the threshold for insurance coverage provided by the FDIC. The Company mitigates its risk relative to cash by maintaining relationships with, what management believes to be, high quality financial institutions.

Income Taxes: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law that provide that, in lieu of corporation income taxes, the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for the years before 2015.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in U.S. GAAP when it became effective and permited the use of either a full retrospective or retrospective with cumulative effect transition method. For public business entities, the new standard was effective for annual reporting periods beginning after December 15, 2017. The Company meets the FASB's definition of a public business entity because it is required by the Exchange Act to furnish financial statements under SEC Rule 17a-5. As a result, the Company adopted the new standard as of January 1, 2018. Upon adopting the new standard, there was no material impact that required using the cumulative effect method applied to contracts with customers that were not completed as of the date of adoption.

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies (Continued)

In connection with its adoption of the guidance under the new standard, the Company performed an analysis to identify contracts with customers within the scope of the new standard and to determine the related performance obligation and transaction price. Under the new standard, the Company recognizes revenue based on the transaction price as the performance obligation is fulfilled. In its analysis, the Company considered, among other things, whether it acts as the principal or agent with respect to services related to its performance obligation, whether the performance obligation is fulfilled over time or at a point in time, and whether variable consideration is constrained from being included in the transaction price. In addition, the Company considered the costs incurred to obtain and fulfill contracts with customers to determine whether such costs would be required to be capitalized. Based on its analysis, the recognition of revenue under the new standard is not materially different from the revenue recognition under legacy GAAP. As a result, no cumulative catch up adjustment is necessary.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which supersedes the leasing guidance in *Topic 840, Leases.* Under ASU 2016-02 lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. For public business entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. As a result, the Company is required to adopt the new standard as of January 1, 2019, and has elected to apply the new standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

In connection with its adoption of the guidance under the new standard, the Company has performed an analysis to evaluate the accounting for lease arrangements under ASC 842. Under the new standard, the Company expects to recognize a right of use asset of $544,928 and liability of $669,765 for any operating leases. Based on the analysis, the Company does not expect to recognize other leases outside of operating leases.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash.* ASU 2016-18 provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. For public business entities, ASU 2016-18 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adopting this new standard on its financial statements.

<u>Economic Dependence:</u> The Company does not currently expect to generate net income or cash flow from operations due to a reduction in revenues generated by the Company from its current and future wholesale marketing and dealer manager agreements with entities sponsored by Holdings. The Company expects to continue to incur the necessary compensation and other costs necessary to fulfill its obligations under the wholesale marketing and dealer manager agreements. Management evaluated the significance of these conditions in relation to the Company's ability to meet its obligations. On May 29, 2015, the Company entered into a Capital Contribution agreement with Holdings pursuant to which Holdings has agreed to make, and the Company has agreed to accept, future capital contributions in amounts to be determined in the sole discretion of Holdings. It is the intent of Holdings to make periodic contributions to cover net losses at the Company as well as to sustain minimum net capital requirements as defined under Rule 15c3-1 promulgated under the Exchange Act. Management believes its plans alleviate substantial doubt about the entity's ability to continue as a going concern.

<u>Subsequent Events</u>: The Company has evaluated the impact of subsequent events (events occurring after December 31, 2018) through February 27, 2019, which represents the date the financial statements were issued.

Note 2. Related Party Transactions

During the years December 31, 2017 and December 31, 2018, the Company had wholesale marketing and dealer manager agreements with certain of the Funds. For additional information, see Note 1.

Note 2. Related Party Transactions (Continued)

Pursuant to such former and current wholesale marketing and dealer manager agreements, the Company was or is entitled to dealer manager fees, marketing fees and/or distribution fees from the Funds. See Note 3 for additional information on the amount and source of revenue earned from the wholesale marketing and dealer manager agreements with certain of the Funds.

The Company currently leases office space from Holdings at the Philadelphia Navy Yard under an operating lease agreement that expires in December 2025. During the years ended December 31, 2018 and 2017, the Company incurred $582,492 and $538,703, respectively, in rent expense paid to Holdings. The Company also incurred $1,364,237 in overhead allocation paid to Holdings for other facility related costs associated with the office space at the Philadelphia Navy Yard. For additional information, see Note 6.

Holdings provides personnel and administrative services to the Company for which Holdings is entitled to reimbursement. During the years ended December 31, 2018 and 2017, the Company incurred $8,883,591 and $11,752,037, respectively, in personnel and administrative services payable to Holdings. Amounts related to these services payable to Holdings were $2,657,519 at December 31, 2018 and $1,437,659 at December 31, 2017 and are included in due to affiliate on the statements of financial condition.

Note 3. Concentrations

During the years ended December 31, 2018 and 2017, all of the Company's revenue was derived from the Funds. Revenues for 2018 and 2017 consisted of fees earned from the Funds as follows:

	2018		2017	
	Dealer Manager Fees	Distribution Fees	Dealer Manager Fees	Distribution Fees
FSGCO Feeder Funds	$ —	$ 1,100,123	$ —	$ 448,005
FSIC IV	—	163,955	—	114,345
FSMS	4,874	—	—	64
FSCREIT	—	10,368	—	—
	$ 4,874	$ 1,274,446	$ —	$ 562,414

Note 4. Property and Equipment

Property and equipment consists of the following:

	2018	2017
Computer equipment and software	$ 1,642,101	$ 1,642,101
Furniture and fixtures	314,407	314,407
Leasehold improvements	54,940	54,940
Less accumulated depreciation	(1,787,827)	(1,431,202)
	$ 223,621	$ 580,246

Depreciation expense was $356,625 and $454,944 in 2018 and 2017, respectively.

Note 5. Commission Expenses

As of December 31, 2018 and 2017, the Company's wholesalers receive up to 100 basis points on the gross equity capital raised on behalf of certain of the Funds during their offering stages, excluding shares issued pursuant to the Funds' distribution reinvestment plans. In addition, certain management personnel of the Company receive commissions of up to 14 basis points on the gross equity capital raised on behalf of certain of the Funds, excluding proceeds raised pursuant to the Funds' distribution reinvestment plans. In addition, during the first calendar quarter of 2018, wholesalers received commissions of up to 30 bps on proxy votes accounted for within their territories. Wholesaler and management commissions, which are included in compensation expenses on the statements of operations, consist of the following:

	2018	2017
Wholesalers	$ 2,013,057	$ 3,574,768
Management	177,371	969,371
	$ 2,190,428	$ 4,544,139

At December 31, 2018 and 2017, $62,014 and $30,216, respectively, of commissions were unpaid and are included in accounts payable and accrued expenses on the statements of financial condition.

Note 6. Commitments and Contingencies

Legal and Other Loss Contingencies: From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not expect that these proceedings will have a material effect upon its financial condition or results of operations. In January 2018 a confidential settlement was reached with a former employee and the settlement amount was included in professional fees and accrued expenses as of December 31, 2017.

Leasing Activities: The Company currently leases office space at the Philadelphia Navy Yard from Holdings under a sublease to an operating lease agreement that expires in December 2025. The Company leases office space in Washington, DC from Holdings under a sublease to an operating lease agreement that expired in April 2018. The Company also leases office space in Orlando, Florida from an unrelated third party under an operating lease agreement that expires in March 2021. During 2018 and 2017, Holdings paid the rent commitment for the Orlando office space and the Company reimbursed Holdings for its allocated portion. Future aggregate minimum lease payments are as follows:

Years Ending December 31,		
2019	$	810,878
2020		829,790
2021		601,692
2022		531,280
2023		540,886
Thereafter		1,110,590
	$	4,425,116

Rent expense was $829,049 and $811,045 in 2018 and 2017, respectively. Rent expense includes $582,492 and $538,703 paid to Holdings in 2018 and 2017, respectively.

Note 6. Commitments and Contingencies (Continued)

Advance Commissions: In 2016 and through February 1, 2017, the Company advanced commissions in connection with the continuous public offering of shares by FSIC IV. The amount of advanced commission paid was 2.55% of gross equity capital raised. In 2016 and through the closing of its continuous public offering, the Company advanced commissions of 1.00% of gross equity capital raised in the continuous public offering of shares of FSGCO—ADV. Advance commissions may be paid in connection with other offerings in the future. Advance commission expense was $0 and $937,079 in 2018 and 2017, respectively.

Note 7. Net Capital Requirement

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018 and 2017, the Company had net capital of $2,800,758 and $5,653,096, respectively, which was $2,331,157 more than required net capital of $469,601 at December 31, 2018 and $5,207,570 more than required net capital of $445,526 at December 31, 2017. The Company's ratio of aggregate indebtedness to net capital was 2.52 to 1 at December 31, 2018 and was 1.18 to 1 at December 31, 2017.

FS Investment Solutions, LLC

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2018

Net capital:	
Total member's equity	$ 3,914,591
Deductions and/or charges:	
Non-allowable assets	
Accounts receivable, net of accrued commissions	(338,834)
Prepaid expenses	(551,378)
Property and equipment	(223,621)
Net capital before haircuts on securities positions	2,800,758
Haircuts on securities positions	—
Net capital	$ 2,800,758
Aggregate indebtedness:	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 4,386,491
Due to affiliate	2,657,519
Total aggregate indebtedness	$ 7,044,010
Computation of basic net capital requirement:	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 469,601
Excess net capital	$ 2,331,157
Ratio: Aggregate indebtedness to net capital	2.52 to 1

There are no material differences between the information on this schedule and the information included in the unaudited Part IIA of Form X-17a-5 (Focus Report) as of December 31, 2018.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
FS Investment Solutions, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) FS Investment Solutions, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which FS Investment Solutions, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (b) FS Investment Solutions, LLC stated that FS Investment Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FS Investment Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FS Investment Solution LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Blue Bell, Pennsylvania
February 27, 2019

FS Investment Solutions, LLC Exemption Report

FS Investment Solutions, LLC (formerly FS[2] Capital Partners, LLC) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k):* 2 (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2018 through December 31, 2018 without exception.

Lisa Detwiler
FS Investment Solutions, LLC

I, Lisa Detwiler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Lisa Detwiler, Esq.
General Counsel and Chief Compliance Officer

February 27, 2019

FS INVESTMENT SOLUTIONS, LLC
Member FINRA/SIPC

February 27, 2019

Sent via Overnight Mail & Fax (202) 772-9273

U.S. Securities and Exchange Commission
Division of Trading & Markets
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re: Broker-dealer Annual Report under Rule 17a-5(d)

Dear Sir or Madam:

Enclosed please find the Annual Report for FS Investment Solutions, LLC, pursuant to Rule 17a-5 under the Securities Exchange Act, as amended.

Should you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 220-6651.

Very sincerely yours,

Lisa Detwiler

Lisa Detwiler
SVP, Chief Compliance Officer

Enclosures

201 Rouse Boulevard
Philadelphia, PA 19112
877-372-9880
FSINVESTMENTS.COM